Exhibit 99.1

KIMBER RESOURCES INC.

Consolidated Financial Statements

(stated in Canadian dollars)

June 30, 2005

June 30, 2004

June 30, 2003

(Audited)

  (An exploration stage Company)

AUDITORS' REPORT

To the Shareholders of

Kimber Resources Inc.

We have audited the consolidated balance sheets of Kimber Resources Inc. as at June 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On August 19, 2005 we reported separately to the shareholders of Kimber Resources Inc. on consolidated financial statements as at and for the years ended June 30, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), which include a reconciliation to United States generally accepted accounting principles.

The consolidated statements of operations and cash flow for the year ended June 30, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 16, 2003.

Vancouver, B.C.

August 19, 2005, except as to notes 13 (a),

which is as of August 26, 2005, and 13 (c),

“D&H GROUP LLP”

which is as of September 19, 2005

Chartered Accountants

D&H Group LLP

A B.C. Limited Liability Partnership of Corporations

member of BHD Association with affiliated offices across Canada and Internationally

10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1   www.dhgroup.ca   F (604) 731-9923   T (604) 731-5881

KIMBER RESOURCES INC.

Consolidated Balance Sheets

(stated in Canadian dollars)

	June 30,
	2005	2004

A S S E T S
Current Assets
Cash and cash equivalents	$ 4,288,648	$ 3,279,845
Amounts receivable (note 4)	450,471	534,666
Due from related party (note 10)	16,702	19,702
Prepaid expenses	40,234	30,972
	4,796,055	3,865,185

Equipment (note 6)	436,736	442,408
Investment (note 5)	103,596	103,596
Unproven mineral right interests (Schedule, notes 2 & 3)	11,601,330	5,382,011
	16,937,717	9,793,200

L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities	900,269	642,602
Due to related party (note 10)	465	1,467
	900,734	644,069
Commitment (note 14)
S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 8)	19,033,066	11,126,010
Stock-based compensation (note 9)	1,366,406	559,628
Deficit	(4,362,489)	(2,536,507)
	16,036,983	9,149,131
	$ 16,937,717	$ 9,793,200

Nature of operations (note 1)

Subsequent events (note 13)

Approved on behalf of the Board of Directors:
“R. V. Longe”	“M. E. Hoole”
Robert V. Longe, Director	Michael E. Hoole, Director

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Statements of Operations and Deficit

(stated in Canadian dollars)

		Years ended June 30,
	2005	2004	2003

Revenue	$ -	$ -	$ -

Expenses
Amortization of equipment	$ 24,034	$ 15,947)	$ 4,659
Foreign exchange (gain)/loss	(17,103)	10,554)	24,419
General exploration	24,893	-)	-)
Interest and bank charges	4,043	6,146)	38,576
Interest income	(74,784)	(64,316)	(52,169)
Investor relations	195,163	163,673)	123,835
Office and miscellaneous	123,421	77,605)	51,438
Legal and audit	51,380	53,512)	48,915
Rent	64,365	43,016)	33,623
Salaries and benefits	570,991	479,017)	187,128
Transfer and filing fees	39,386	112,405)	18,522
Travel and accommodation	85,231	82,804)	34,681
Unproven mineral right interests written-off (note 3)	14,493)	-)	-

Net loss before stock-based compensation	(1,105,513)	(980,363)	(513,627)
Stock-based compensation	(720,469)	(533,448)	-
Net loss for the year	(1,825,982)	(1,513,811)	(513,627)
Deficit - beginning of year	(2,536,507)	(1,022,696)	(509,069)
Deficit - end of year	$ (4,362,489)	$ (2,536,507)	$ (1,022,696)

Loss per share, basic and diluted (note 2(g))	$ (0.06)	$ (0.07)	$ (0.04)

Weighted average number of shares outstanding	30,612,668	21,977,441)	13,381,406

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Statements of Cash Flows

(stated in Canadian dollars)

	Years ended June 30,
	2005	2004	2003
Cash provided by (used for):
Operating Activities
Net loss for the year	$ (1,825,982)	$ (1,513,811)	$ (513,627)
Items not involving cash:
Amortization of equipment	69,854	15,947	4,659)
Stock-based compensation	720,469	533,448	-)
Interest accrued on loan payable	-	-)	25,000)
Unproven mineral right interests written-off	14,493	-)	-)
	(1,021,166)	(964,416)	(483,968)
Changes in the following:
Amounts receivable	84,195	(326,022)	(135,735)
Due from related party	3,000	3,000	1,570)
Prepaid expenses	(9,262)	(10,285)	(18,582)
Accounts payable and accrued liabilities	257,667	595,168	(139,389)
Due to related party	(1,002)	(6,231)	(80,317)
	(686,568)	(708,786)	(856,421)
Investing Activities
Purchase of equipment	(64,182)	(382,412)	(76,168)
Unproven mineral right interests	(6,233,812)	(3,654,415)	(1,452,923)
	(6,297,994)	(4,036,827)	(1,529,091)
Financing Activities
Common shares issued for cash	8,339,517	6,920,438	3,512,524)
Share issuance costs	(346,152)	(67,513)	-)
	7,993,365	6,852,925)	3,512,524)
Increase in cash during the year	1,008,803	2,107,312	1,127,012)
Cash and cash equivalents - beginning of year	3,279,845	1,172,533	45,521)
Cash and cash equivalents - end of year	$ 4,288,648	$ 3,279,845	$ 1,172,533)
Supplementary financial information
Financing activities
Shares and securities issued for finder’s fees	$ 146,309*	$ 54,180**	$ 176,250)
Share issue costs	(146,309)*	(54,180)*	(176,250)
* includes $86,309 fair value of agent’s options
** includes $26,180 fair value of agent’s warrants
Cash and cash equivalents are comprised of:
Cash	1,289,297	488,653	177,441
Banker’s acceptance notes	2,999,351	2,791,192	995,092
	$ 4,288,648	$ 3,279,845	$ 1,172,533

See notes to the consolidated financial statements

KIMBER RESOURCES INC.

Consolidated Statements of Unproven Mineral Right Interests (note 3)

(stated in Canadian dollars)

	June 30, 2003	Net Costs	June 30, 2004	Net Costs	June 30, 2005
MEXICO
Monterde
Acquisition	$ 494,256	$ 476,987	$ 971,243	$ 525,103	$ 1,496,346
Exploration
Amortization	6,570)	6,095	12,665	45,289	57,954
Assays	118,324)	438,190	556,514	647,785	1,204,299
Drilling	323,558)	1,069,739	1,393,297	2,251,312	3,644,609
Engineering	92,714)	105,150	197,864	175,667	373,531
Environmental study	-)	133,382	133,382	288,034	421,416
Field, office	128,476)	76,274	204,750	83,919	288,669
Geological, geophysical	220,810)	495,843	716,653	861,051	1,577,704
Legal	45,595)	70,829	116,424	86,051	202,475
Maps, reports, reproductions	51,664)	96,917	148,581	148,346	296,927
Metallurgy	4,812)	28,266	33,078	184,054	217,132
Road construction	90,167)	138,697	228,864	435,658	664,522
Salaries and wages	33,623)	52,447	86,070	96,743	182,813
Scoping study	11,392)	-	11,392	-	11,392
Stakeholder costs	-)	6,430	6,430	15,610	22,040
Supplies	23,076)	181,200	204,276	182,130	386,406
Travel, accommodation	92,490)	210,309	302,799	201,409	504,208
Third party recoveries	(9,931)	-	(9,931)	-	(9,931)
	1,233,340)	3,109,768	4,343,108	5,703,058	10,046,166
	1,727,596)	3,586,755	5,314,351	6,228,161	11,542,512
Setago Property
Acquisition	-)	1,219	1,219	3,355	4,574
Exploration
Assays	-)	5,567	5,567	-	5,567
Engineering	-)	535	535	-	535
Field, office	-)	413	413	-	413
Geological, geophysical	-)	33,204	33,204	-	33,204
Maps, reports, reproductions	-)	145	145	-	145
Road construction	-)	7,695	7,695	-	7,695
Supplies	-)	914	914	5	919
Travel, accommodation	-)	5,766	5,766	-	5,766
	-)	54,239	54,239	5	54,244
	-)	55,458	55,458	3,360)	58,818
Oribo Property
Acquisition	-)	8,726	8,726	(8,726)	-
Exploration
Geological	-)	2,858	2,858	(2,858)	-
Travel, accommodation	-)	618	618	(618)	-
	-)	3,476	3,476	(3,476)	-
	-)	12,202	12,202	(12,202)	-
Total unproven mineral right interests	$ 1,727,596)	$ 3,654,415	$ 5,382,011	$ 6,219,319	$ 11,601,330

See notes to consolidated financial statements

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS

The Company is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico.  At the date of these financial statements, the Company has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves.  Accordingly, the carrying amount of deferred unproven mineral rights represents expenditures made to date and does not necessarily reflect present or future values.  The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of the Company to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

The Company has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties, however, these procedures do not guarantee that title to these rights may be subject to unregistered prior agreements or other undetected defects.

The Company does not generate cash flow from operations and accordingly, the Company will need to raise additional funds through future issuance of securities.  Although the Company has been successful in raising funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and are reconciled to U.S. GAAP in note 12.

The Company changed the description of its deferred mineral property costs in these financial statements, to “unproven mineral right interests”, upon the filing of its Form 20-F Registration Statement with the U.S. Securities and Exchange Commission in order to comply with their disclosure standards.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Minera Monterde S. de R.L. de C.V. (Mexico).  Intercompany balances and transactions are eliminated on consolidation.

b)

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock compensation, impairment of deferred mineral right interests and amortization.  Actual results could differ from those estimates.

c)

Unproven Mineral Right Interests

Mineral right acquisition costs, exploration and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights following commencement of production, or written-off if the rights are disposed of.  Administration costs and other exploration costs that do not relate to a specific mineral right are expensed as incurred.

Cost includes the cash consideration and the fair value of shares issued on the acquisition of mineral rights.  Rights acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  Proceeds from property option payments received by the Company are netted against the deferred costs of the related mineral rights, with any excess being included in operations.

Management reviews the carrying amounts of mineral rights on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the rights.  Management’s assessment of the mineral right’s fair value is also based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review.

d)

Equipment

Equipment is carried at cost less accumulated amortization.  Amortization is provided over the estimated useful life of the equipment using the declining balance method at an annual rate of 20% for office fixtures and equipment; 30% for computer equipment and automobiles; 100% for computer software and 10% for camp and equipment.

e)

Translation of Foreign Currencies

The Company translates monetary items at the rate of exchange in effect at the balance sheet date.  Non-monetary items are translated at average rates in effect during the period in which they are incurred.  Expenses are translated at average rates in effect during the period except for amortization, which is translated using historical rates.  Gains and losses resulting from the fluctuations in foreign exchange rates have been included in the determination of income (loss).

f)

Investments

Investments are carried at cost and are classified as a non-current asset as the Company intends to hold them for a period greater than one year.  A provision for impairment would be made if there were a loss in value that was believed to be other than temporary.

g)

Loss Per Share

Basic earnings (loss) per share is computed based upon the weighted average number of common shares outstanding during the year.  Fully diluted earnings per share is disclosed when the conversion, exercise or issuance of securities would have a dilutive effect on earnings per share.  The Company has a loss per share and accordingly basic and fully diluted loss per share are the same.

h)

Income Taxes

Income tax liabilities and assets are recognized for the income tax consequences attributable to differences between their carrying amounts in the financial statements and their tax bases.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Future income tax assets are recognized to the extent that they are considered more likely than not to be recognized.  The Company has taken a valuation allowance against all of its potential tax assets.

i)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of its fair value can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow.  As at June 30, 2005, the Company does not have any asset retirement obligations.

j)

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, amounts due from related parties, an investment, accounts payable and accrued liabilities and amounts due to related parties, the fair value of which approximates their carrying value due to the short term to maturity.  The fair value of the investment is approximated by its carrying amount.

The Company carries on business operations in Mexico and is exposed to foreign exchange risk due to fluctuations in the relative values of the Canadian dollar, the Mexican nuevo peso and the United States dollar.  The Company currently does not use any financial instruments to reduce this exposure.

k) Cash Equivalents

Banker’s acceptances maturing within 90 days of the original date of acquisition are considered to be cash equivalents.

3.

UNPROVEN MINERAL RIGHT INTERESTS

The Company’s mineral rights are located in the State of Chihuahua, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property is comprised of 29 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

The Company owns a 100% interest in certain Monterde concessions and had an option to purchase a 100% interest in two other mineral concession groups in consideration for the payment of US$1,054,900. As at June 30, 2005 US$727,200 was paid and the final payment of US$327,700 was made on August 9, 2005.

El Coronel concessions

The Company has an option to purchase eleven mineral concessions by the payment of US$1,000,000, US$452,000 which has been paid (US$135,000 paid subsequently on August 14, 2005).  Payments remaining are:

February 14, 2006	US$ 165,000
August 14, 2006	US$ 383,000
US$ 548,000

Staked concessions

The Company has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El

Coronel concessions.  There are no payment obligations for these staked concessions aside from annual taxes.

Setago Property

The Company staked the Setago Property in 2004, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one exploration concession.  The property requires no payments, other than for annual taxes ($3,355 in 2005).

Oribo Property

The Company staked the Oribo Property in 2004.  This property is located approximately 30 kilometres west of the Monterde Property and is comprised of 2 exploration concessions.  In 2005, the Oribo Property was abandoned and written-off due to the difficulty of working in the area.

4.

AMOUNTS RECEIVABLE

Amounts receivable at June 30, 2005 are comprised mainly of an IVA TAX refundable from the Government of Mexico.  The IVA Tax is 15% of expenditures in Mexico and amounts due were $293,701 at June 30, 2005 (2004 -$332,400).  The Company has received amounts due for IVA up to February 2005, and no problems are anticipated to receive the remainder.  The Company also is due a refund for an advance payment of $56,844 (2004-$56,844) which was made to the Government of Mexico to acquire claims within the Monterde property in the previous fiscal year.

5.

INVESTMENT

The Company owns 103,596 non-voting preferred shares of 616800 B.C. Ltd. (“616800”) which are redeemable at $1 per share and carried at $103,596.  616800’s asset is 2,250,000 common shares of Jasper Mining Corporation, a publicly traded corporation.  The Company has directors in common with 616800.

6.

EQUIPMENT

	2005
	Cost	Accumulated Amortization	Net value
	$	$	$
Camp and equipment	342,538	37,577	304,961
Camp vehicles	54,220	24,235	29,985
Computer equipment	72,132	28,701	43,431
Computer software	45,398	5,983	39,415
Office fixtures and equipment	26,682	7,738	18,944
	540,970	104,234	436,736

	2004
	Cost	Accumulated Amortization	Net value
	$	$	$
Camp and equipment	324,084	5,436	318,648
Camp vehicles	54,220	13,289	40,931
Computer equipment	62,000	10,243	51,757
Computer software	12,252	1,846	10,406
Office fixtures and equipment	23,905	3,239	20,666
	476,461	34,053	442,408

7.

SEGMENTED INFORMATION

	2005	2004	2003
Assets by geographic segment, at cost
Canada
Current	$ 3,855,613	$ 3,284,694	$ 1,204,679
Equipment	90,339	77,004	52,435
Investment	103,596	103,596	103,596
	4,049,548	3,465,294	1,360,710
Mexico
Current	940,442	580,491	219,887
Unproven mineral right interests	11,601,330	5,382,011	1,727,596
Equipment	346,397	365,404	23,508
	12,888,169	6,327,906	1,970,991
	$ 16,937,717	$ 9,793,200	$ 3,331,701

8.

SHARE CAPITAL AND RELATED INFORMATION

a)

Authorized: 80,000,000 common shares without par value

b)

Issued and outstanding:

	Number of Shares	Amount

Balance - June 30, 2002	5,434,542	$ 764,496

Initial public offering finance fee	7,000,000	3,150,000
Public offering finance fee	250,000	112,500
Finder’s fee	75,000	33,750
Consultant fee	137,142	30,000
Private placement	2,265,600	1,019,520
Exercise of warrants	12,800	5,760
Less share issue costs		(816,761)
	9,740,542	3,534,769

Balance - June 30, 2003	15,175,084	4,299,265

Private placements	2,040,000	1,428,000
Exercise of options	233,333	105,000
Exercise of warrants	9,953,123	5,415,438
Less share issue costs		(121,693)
	12,226,456	6,826,745

Balance - June 30, 2004	27,401,540	11,126,010

Private placements	4,600,324	7,065,002
Exercise of options	233,217	155,200
Exercise of warrants	1,497,747	1,119,315
Less share issue costs		(346,152)
Less stock-based-compensation		(86,309)
	6,331,288	7,907,056
Balance – June 30, 2005	33,732,828	$ 19,033,066

c)

Warrants

	2005	2004	2003

Balance - beginning of year	1,489,797	10,223,120	-
Issued	2,363,662	1,220,000	10,235,920
Expired	-	(200)	-
Exercised	(1,497,747)	(9,953,123)	(12,800)
Balance - end of year	2,355,712	1,489,797	10,223,120

At June 30, 2005, 2,355,712 warrants are outstanding which are excisable at $1.80 per share to March 8, 2006.

d)

Stock Options

The Company’s stock option plan allows the Company to grant up to 5,294,613 stock options, exercisable at the market price as determined on the last trading date preceding their grant, and vesting as to 1/3 of their number on the date of their grant and then 1/3 in each nine month period thereafter.

Summary of stock option activity:

	2005		2004
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price

Balance, beginning of year	2,874,667	$ 0.81	1,614,000	$ 0.45
Granted	982,000	2.10	1,494,000	1.13
Issued	127,000	1.80	-	-
Exercised	(233,217)	0.72	(233,333)	0.45
Cancelled	(315,000)	2.01	-	-
Balance, end of year	3,435,450	$ 1.11	2,874,667	$ 0.81

Stock options outstanding and exercisable at June 30, 2005 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date
$
1.80	120,450	120,450	March 2006
0.45	1,284,000	984,000	June 2007 - May 2008
0.46	60,000	60,000	February 2008
2.05	175,000	175,000	January 2009
1.77	60,000	39,998	May 2009
0.73	819,000	559,000	August 2009
2.14	802,000	267,328	October 2009
1.80	75,000	25,000	December 2009
1.70	40,000	13,333	April 2010
	3,435,450	2,244,109

e)  Private Placements

On September 9, 2004, the Company closed a brokered private placement for 1,270,000 units at a price of $1.50 per unit. Each unit consisted of one common share and half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase an additional common share at a price of $1.80 until March 8, 2006. The agent received an 8% commission paid in cash and the agent and other members of the sales group received a non-transferable agent’s option to purchase a total of 127,000 units at $1.80 per unit, consisting of one common share and one-half of one non-transferable share purchase warrant. One whole warrant will entitle the holder to purchase an additional common share at $1.80 until March 8, 2006. The Company also paid the agent a corporate finance fee of 40,000 units having the same terms as the units described above.

On February 10, 2005, the Company announced a non-brokered private placement of securities with three placees including a one-year, 5% convertible debenture of $2,000,000 to be issued to a director. Subsequently, the private placement units were over-subscribed and the convertible debenture with the director was not completed. On February 22, 2005 the Company closed a non-brokered private placement of 3,290,324 units to raise gross proceeds of $5,100,002 with four investment funds. All of the units were issued at a price of $1.55 per unit and each unit consists of one common share and one-half of a non-transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until March 8, 2006. Two of the funds each purchased 1 million units. In addition, two other funds each purchased 645,162 units.  A finder's fee of $31,000 was paid to an investment brokerage firm in respect of 1 million units.

9.

STOCK-BASED COMPENSATION

The fair value of stock options granted are estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk-free interest rate	3.1 - 3.6	3.1 – 4.2%
Estimated share price volatility	59 - 62%	79 – 137%
Expected life	1.5 - 5 years	1.5 – 5 years

Option pricing models require the use of estimates and assumptions including the expected volatility.  Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Stock-based-compensation has been recognized for the following grants:

Balance - June 30, 2002 and 2003	$ -
Options granted to employees and consultants	533,448
Warrants issued to agent for private placement	26,180
Balance and expense at June 30, 2004	559,628

Options granted to employees and consultants	720,469
Options granted to agent for private placement	86,309
Expense - June 30, 2005	806,778
Balance - June 30, 2005	$ 1,366,406

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2006	$ 537,018
June 30, 2007	362,938
$ 899,956

10.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were in the normal course of operations and were valued at fair market value as determined by management. Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

An officer owes the Company $16,702 as at June 30, 2005 (2004 - $19,702) for statutory salary deductions remitted on his behalf in a previous fiscal year.  This amount is repayable to the Company at $250 per month.

An officer who is also a director is owed $465 as at June 30, 2005 (2004-$1,467) for expense reimbursements.

11.

INCOME TAXES

At June 30, 2005, the Company has non-capital losses of approximately $3,100,000 in Canada (which expire between 2006 and 2015) and $2,900,000 in Mexico available to reduce taxable income earned during future years.  The potential future tax benefits relating to these amounts have not been reflected in the financial statements as their utilization is currently not considered likely.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.  The following items (a) to (g) provide a summary of the adjustments required to reconcile Canadian GAAP to U.S. GAAP.

	For the years ended June 30,
	2005	2004	2003
a) Assets Unproven Mineral Right Interests
Unproven mineral right interests costs – Canadian GAAP	$ 11,601,330	$ 5,382,011	$ 1,727,596)
Less Unproven mineral right interests costs	(11,601,330)	(5,382,011)	(1,727,596)
Unproven mineral right interests - U.S. GAAP	-	-	-)

b) Operations
Net loss - Canadian GAAP	(1,825,982)	(1,513,811)	(513,627)
Unproven mineral right interests costs expensed under U.S. GAAP	(6,233,812)	(3,654,415)	(1,452,923)
Net loss - U.S. GAAP	(8,059,794)	(5,168,226)	(1,966,550)

c) Deficit
Closing deficit - Canadian GAAP	(4,362,489)	(2,536,507)	(1,022,696)
Adjustment to deficit for accumulated Unproven mineral right interests expensed under U.S. GAAP	(11,601,330)	(5,382,011)	(1,727,596)
Closing deficit - U.S. GAAP	(15,963,819)	(7,918,518)	(2,750,292)

d) Cash Flows – Operating Activities
Cash applied to operations - Canadian GAAP	(686,568)	(708,786)	(856,421)
Add net loss - Canadian GAAP	1,825,982)	1,513,811	513,627
Less net loss - U.S. GAAP	(8,059,794)	(5,168,226)	(1,966,550)
Cash applied to operations - U.S. GAAP	(6,920,380)	(4,363,201)	(2,309,344)

e) Cash Flows – Investing Activities
Cash applied - Canadian GAAP	(6,297,994)	(4,036,827)	(1,529,091)
Add mineral right costs expensed - U.S. GAAP	6,233,812	3,654,415	1,452,923
Cash applied under U.S. GAAP	$ (64,812)	$ (382,412)	$ (76,168)

f)

Stockholders’ Equity

Common Stock

Under U.S. GAAP compensation expense must be disclosed for all stock options granted, requiring the

Company to utilize either the intrinsic or the fair value based method of accounting for stock-based compensation.  Under Canadian GAAP, no such costs or related disclosures were required to be recognized prior to 2002.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) to account for all stock options granted in 2003 and to disclose on a pro-forma basis the effect of using a fair-value based method.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company’s shares on the date of grant exceeds the exercise price.

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

The following table discloses the pro-forma effect of accounting for stock-based compensation on net loss and net loss per share under U.S. GAAP for 2003.  For the years ended June 30, 2005 and 2004 there is no difference in the Company’s accounting disclosure for stock options between Canadian and U.S. GAAP.

2003
$
Net loss under U.S. GAAP	(1,966,550)
Pro-forma effect of following SFAS 123	(12,976)
Pro-forma net loss following SFAS 123	(1,979,526)

Weighted-average number of shares under U.S. GAAP	10,708,817

Pro-forma loss per share following SFAS 123	$ (0.19)

g)

Loss Per Share

Under Canadian GAAP, shares held in escrow and contingently issuable are included in the calculation of loss per share, however under U.S. GAAP, these shares are excluded until the shares are released for trading.

Diluted loss per share is not presented as it is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and fully diluted loss per share calculations:

	For the years ended June 30,
	2005	2004	2003
Numerator: Net loss for the year under U.S. GAAP	$ (8,059,794)	$ (5,168,226)	$ (1,966,550)
Denominator: Weighted-average number of shares under Canadian GAAP	30,612,668	21,977,441	13,381,406
Adjustment required under U.S. GAAP (escrow shares)	-	-	(2,672,589)
Weighted-average number of shares under U.S. GAAP	30,612,668	21,977,441	10,708,817
Basic and fully diluted loss per share under U.S. GAAP	$ (0.26)	$ (0.24)	$ (0.18)

13.

SUBSEQUENT EVENTS

a)

On August 26, 2005, the Company closed a non-brokered private placement for 3,333,332 units at $1.50 per unit.  Each unit consists of one common share and half of one non-transferable share purchase warrant.  One whole warrant entitles the holder to purchase an additional common share at a price of $1.80 until February 26, 2007.  There was a finder’s fee of $40,000 paid on behalf of one of the placees.

b)

On August 14, 2005, the Company made the US$327,000 final payment for the Monterde concessions and paid US$135,000 for the El Coronel concessions (US$548,000 remaining).

c)

On September 19, 2005, 477,000 stock options were granted exercisable at $1.65 for a period of five years.

14.

COMMITMENT

The Company has commitments for office lease payments of $25,696 for 2006 and $14,989 for 2007.